MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6

December 1, 2003	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Acquisition of Property in Mineral County, Nevada

Miranda Gold Corp. is pleased to announce that it has signed an option to acquire a 100% interest in a gold exploration project located in Mineral County, Nevada. The project has the potential for the discovery of high-grade underground quartz- adularia-style veins as well as bulk tonnage stockwork deposits.

The total acquisition price for the project is payable over five years after the issuance of a drilling permit and comprises 225,000 warrants and $177,500 (U.S.). A total of 7,500 (U.S.) is payable within 15 days of signing, with no payments due to the Optionor until the earlier of drill permits being issued or two years, whichever occurs first. The warrants allow the Optionor the right to purchase common shares of Miranda Gold Corp. at prices ranging from $0.25 to $0.50 (Cdn) and are exercisable for a period of two years from their date of issue.

The project is subject to a 3% net smelter return royalty (“NSR”), however the Company can buy 2/3 of the NSR royalty (i.e. Miranda can buy 2% NSR, leaving a 1% NSR on the property) for $1,000,000 US for each 1% of the NSR purchased.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with numerous gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.